Exhibit 99.25

CONSENT OF J. PEARSON

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Yamana Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.     The technical report dated February 11, 2008, entitled “Technical Report on the El Penon Mine, Chile Resource Audit” (the “El Penon Report”);

2.     The technical report dated January 17, 2007, entitled “Technical Report on the Alhue Gold Project of Minera Florida Limitada, Chile” (the “Minera Florida Report”); and

3.     The annual information form of the Company dated March 24, 2008, which includes reference to my name in connection with information relating to the El Penon Report and the Minera Florida Report and the properties described therein.

Date: March 31, 2008

/s/ James L. Pearson
Name: James L. Pearson, P. Eng. Title: Associate Mining Engineer, Scott Wilson Roscoe Postle Associates Inc.